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[LETTERHEAD OF COOLEY GODWARD KRONISH LLP]

September 20, 2007

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention: Peggy Fisher, Esq.
Attention: Geoffrey Kruczek, Esq.

Re:
CardioNet, Inc.

  Registration Statement on Form S-1 (File No. 333-145547)
      Amendment No. 1

Dear Ms. Fisher:

        On behalf of our client, CardioNet, Inc., enclosed please find supplemental materials in connection with response Nos. 2 (see Tab I of the enclosed binder), 23 (see Tab II of the enclosed binder), 24 (see Tab III of the enclosed binder), 25 (see Tab IV of the enclosed binder) and 68 (see Tab V of the enclosed binder) of our letter to you dated as of the date hereof, which we are providing under separate cover in response to your letter dated September 11, 2007 containing the Staff's comments with respect to the above-referenced Registration Statement on Form S-1.

        If you have any questions or additional comments regarding the enclosed materials, please call the undersigned at (858) 550-6029 or Ethan Christensen at (858) 550-6026.

Sincerely,

Cooley Godward Kronish LLP

/s/ JAMES C. PENNINGTON James C. Pennington
cc:
James M. Sweeney, CardioNet, Inc.
Gregory A. Marsh, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Ethan E. Christensen, Esq., Cooley Godward Kronish LLP
Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP
Donald Murray, Esq., Dewey Ballantine LLP
Margaret S. Lam, Esq., Dewey Ballantine LLP

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